[Letterhead of Neonode Inc.]

September 9, 2016

Via Edgar

Division of Corporation Finance

U.S. Securities & Exchange Commission

Attn: Caleb French

100 F Street, NE

Washington, D.C. 20549

Re:	Neonode Inc.
Registration Statement on Form S-3 (333-213503)
Acceleration Request

In accordance with Rule 461 under the Securities Act of 1933, as amended, Neonode Inc.(the “Company”) hereby requests that the above-referenced registration statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Tuesday, September 13, 2016 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the acceleration of the registration statement, the Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm effectiveness by advising our legal counsel, David Mittelman of Reed Smith LLP, at (415) 659-5943.

Sincerely,

/s/ Lars Lindqvist
Lars Lindqvist
Chief Financial Officer